EXHIBIT 99.1

Key information relating to the cash dividend to be paid by Golar LNG Limited

Reference is made to the second quarter 2023 report released on August 10, 2023. Golar LNG Limited (“Golar”), NASDAQ ticker: GLNG, has declared a total dividend of $0.25 per share to be paid on or around August 29, 2023.  The record date will be August 21, 2023.
Due to the implementation of the Central Securities Depository Regulation (“CSDR”), please note the information below on the payment date for the small number of Golar shares registered in Norway’s central securities depository (“VPS”):

  Dividend amount: $0.25 per share
  Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK
  Last day including right: August 17, 2023
  Ex-date: August 18, 2023
  Record date: August 21, 2023
  Payment date: On or about August 29, 2023. Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on or about August 31, 2023.

Golar LNG Limited
Hamilton, Bermuda
August 10, 2023

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act